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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

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                               GUEST SUPPLY, INC.
                            (Name of Subject Company)

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                     SYSCO FOOD SERVICES OF NEW JERSEY, INC.
                                SYSCO CORPORATION
                      (Names of Filing Persons -- Offerors)

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COMMON STOCK, NO PAR VALUE                             401630 10 8
(TITLE OF CLASS OF SECURITIES)             (CUSIP Number of Class of Securities)

                            MICHAEL C. NICHOLS, ESQ.
             VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                                SYSCO CORPORATION
                              1390 ENCLAVE PARKWAY
                              HOUSTON, TEXAS 77077
                                 (281) 584-1390
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

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                                   COPIES TO:

                           B. JOSEPH ALLEY, JR., ESQ.
                            ARNALL GOLDEN GREGORY LLP
                            2800 ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                              ATLANTA, GEORGE 30309
                                 (404) 873-8500

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[  ]  Check  the  box  if  the   filing   relates   solely  to   preliminary
      communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[   ]  issuer tender offer subject to Rule 13e-4.

[   ]  going-private transaction subject to Rule 13e-3.

[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on February 5, 2001 by Sysco Corporation, a Delaware corporation ("SYSCO"), and Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS New Jersey") and a wholly owned subsidiary of SYSCO relating to the offer by SFS New Jersey to exchange shares of common stock, par value $1.00 per share (the "SYSCO Shares"), of SYSCO for the outstanding shares of common stock, no par value (the "Guest Supply Shares"), of Guest Supply, Inc., a New Jersey corporation ("Guest Supply"), based on an exchange ratio described in the Schedule TO and upon the terms and subject to the adjustments and conditions set forth in the preliminary prospectus dated February 5, 2001 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits
(a)(1) and (a)(2) and which are hereby incorporated by reference herein.

ITEM 4. TERMS OF THE TRANSACTION.

         Item  4  is  amended  and   supplemented   to  include  the   following
information:

         SYSCO has elected to provide a subsequent offering period in connection with its exchange offer for shares of Guest Supply, Inc. The subsequent offering period will begin on the next business day following the expiration of the initial offering and will expire at 11:59 p.m. (EST) on the fifth business day following the expiration of the initial offering period, unless the subsequent offering period is extended. The initial offering period is scheduled to expire at 11:59 p.m. (EST) on Monday, March 5, 2001, subject to extension. If all offer conditions are satisfied or waived in the initial offering period, SYSCO will immediately accept for exchange all shares validly tendered prior to the expiration date of the initial offering period. During the subsequent offering period, SYSCO will accept and pay for all validly tendered shares when tendered. The same price paid to Guest Supply stockholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.


ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

          (a)(9) Press release issued by Sysco Corporation on February 26, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2001                 SYSCO FOOD SERVICES OF NEW JERSEY, INC.

                                             By:   /s/ Michael C. Nichols
                                                     ---------------------------
                                                       Name: Michael C. Nichols
                                                       Title:  President

                                                     SYSCO CORPORATION

                                             By: /s/ Michael C. Nichols
                                                     ---------------------------
                                                       Name: Michael C. Nichols
                                                       Title:  Vice President
                                                            and General Counsel